Exhibit 7.4

[English Translation]

VOTING AGREEMENT

This Voting Agreement (this “Agreement”) is made and entered into as of February 20, 2015 (the “Date”), by and between Yoichi Tsuchiya (“Tsuchiya”), and (ii) Dr. Ryo Kubota (“Dr. Kubota,” and Tsuchiya and Dr. Kubota collectively, the “Parties”).

RECITALS

WHEREAS, SBI Holdings Inc. (“SBI”), as the parent company of various shareholders (the “SBI Group Shareholders”) of Acucela Inc. (“Acucela”), a company established under the laws of the State of Washington of the United States, demanded, through its letter dated January 28, 2015, that Acucela hold a special meeting of its shareholders for the purposes of (i) removing Acucela’s four current board members (Mr. Peter Kresel, Mr. Brian O’Callaghan, Mr. Glen Y. Sato and Mr. Michael Schutzler; the “Directors to Be Removed”), other than Dr. Kubota, and (ii) electing a slate of four directors (Mr. Yoshitaka Kitao, Mr. Robert Takeuchi, Mr. Shiro Mita and Mr. Eisaku Nakamura; the “Candidates”) to fill the resulting vacancies (items (i) and (ii) collectively, the “Proposal”);

WHEREAS, Dr. Kubota, holding 10,240,654 shares of common stock of Acucela and 10,000 options for shares of common stock of Acucela, entered into the Voting Agreement and Irrevocable Proxy dated January 28, 2015 with SBI and the SBI Group Shareholders, and has agreed to vote in favor of the Proposal;

WHEREAS, Tsuchiya, holding 20,000 shares of common stock of Acucela, after its independent and adequate review, determined that the Proposal is reasonable from the perspectives of sound management and enhancement of corporate value of Acucela, and intends to vote in favor of the Proposal; and

WHEREAS, the Parties desire to cooperate with each other for a resolution in favor of the Proposal as soon as possible.

NOW, THEREFORE, the Parties, intending to be legally bound, agree as follows:

AGREEMENT

1.	Voting Agreement

(1)    The Parties agree to promptly vote with respect to the shares of common stock of Acucela beneficially owned as of this Date, or acquired during the term of this Agreement, by each of them (the “Shares”) in favor of the removal of the Directors to Be Removed (i) at any annual or special meeting of shareholders at which the removal of the Directors to Be Removed is proposed, or (ii) in connection with any request to approve the removal of the Directors to Be Removed by written consent.

(2)    The Parties agree to promptly vote with respect to their respective Shares in favor of the election of the Candidates and Dr. Kubota as directors of Acucela (i) at any annual or special meeting of shareholders at which the election of the Candidates and/or Dr. Kubota is proposed or (ii) in connection with any request to approve the election of the Candidates and/or Dr. Kubota by written consent.

2.	Term of this Agreement.

This Agreement shall come into effect on this Date and shall remain in full force and effect until July 28, 2015.

3.	Governing Law.

This Agreement shall be governed by and construed in accordance with the laws of Japan.

IN WITNESS WHEREOF, each of the Parties have caused this Agreement to be executed on this Date on his own or by its duly authorized representative, respectively.

Tsuchiya:
3-11-23-602 Takanawa, Minato-ku, Tokyo, 108-0074, Japan

/s/ Yoichi Tsuchiya
Yoichi Tsuchiya

Dr. Kubota:
1301 Second Ave., Seattle, WA 98101

/s/ Ryo Kubota
Ryo Kubota

2